Today's big Super Bowl art bet

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Masterworks <support@masterworks.com>
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Hey Sam,

Got a lot riding on the Super Bowl today? Just be thankful it's not a priceless piece of art! The Nelson Atkins Museum in Kansas City and the Philadelphia Museum of Art have reportedly agreed to a "Museum Bowl," wagering a loan of any artwork from their collection.

Whichever city wins the Super Bowl, that museum gets their pick of the other's permanent collection for a temporary loan. This is the second time the two museums have undertaken this bet —when the Chiefs won in 2023, the Nelson Atkins got to display the PMA's treasured Thomas Eakins seascape Sailing.

There are plenty of great artworks in both museums to pick from, but we're particularly fond of this Simone Leigh sculpture in the Nelson Atkins collection—Leigh actually painted the figure with layers of graphite-embedded paint, which she burnished after each layer!

Plus, we think it might look good next to our own smaller Leigh bust, which is available now. We chose this piece in part for its unique material—it has a distinct, particularly complex glazing treatment that appears to be unique in her oeuvre!

There are still some shares remaining in this offering, by the way, if you want to add positions. Or view offering circular below.


Figure with Skirt (2018)
On Display at Nelson
Atkins Museum of Art
Untitled (2021)
Our Leigh Offering
Available Now

Invest here, or view the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
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